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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)*



                             STONE & WEBSTER, INC.
________________________________________________________________________________
                               (Name of Issuer)


                         COMMON STOCK, PAR VALUE $1.00
________________________________________________________________________________
                         (Title of Class of Securities)


                                   86157210
        _______________________________________________________________
                                (CUSIP Number)

                             Frank J. A. Cilluffo
                           Cilluffo Associates, L.P.
                         717 Fifth Avenue, 23rd Floor
                           New York, New York 10022
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 23, 1995
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 86157210                                       PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Cilluffo Associates, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,484,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          1,484,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,484,800
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      10.30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 86157210                                       PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Zenith Associates, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             105,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          105,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       105,800
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      .73%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 86157210                                       PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank and Irja Cilluffo Foundation, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             10,000
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          10,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       10,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      .07%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 86157210                                       PAGE 5 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Frank J. A. Cilluffo
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF/00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          15,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,600,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          15,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          1,600,600
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,615,600
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      11.21%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 86157210                                       PAGE 6 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Edward C. Meyer (Ret.)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,484,800
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

                          1,484,800
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

       1,484,800
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      10.30%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                        AMENDMENT NO. 7 TO SCHEDULE 13D

     This amended statement relates to the Common Stock, par value $1.00 per share (the "Shares"), of Stone & Webster, Inc., a Delaware corporation (the "Company"). Items 3, 4 and 5 of a statement on Schedule 13D (as previously amended) filed by Cilluffo Associates, L.P. ("Cilluffo Associates"), Zenith Associates, L.P. ("Zenith"), Frank and Irja Cilluffo Foundation, Inc. (the "Foundation"), Frank J. A. Cilluffo and General Edward C. Meyer (Ret.) (collectively, the "Reporting Persons") are amended as follows:

Item 4.  Purpose of Transaction.
         ----------------------

No change except for the addition of the following:

     The Reporting Persons believe that the resolution passed by the Board of Directors ("Board") on October 18, 1995, in which the Board voted that the Company "is not evaluating any offers for the Corporation and is not seeking a sale or merger of the Corporation," is short-sighted. The Reporting Persons believe the Board has a duty to diligently evaluate any offer that might be submitted to the Company which would enhance shareholder value. While the Reporting Persons welcome improvements in the profitability of the Company's core business, they believe significant improvements in shareholder value are readily achievable and believe the Board should develop a plan to achieve that result.

     In the ordinary course of their business, the Reporting Persons from time to time review the performance of their investments and consider possible strategies for enhancing value. As part of their ongoing review of their investment in the Shares, the Reporting Persons may explore from time to time a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Company or the disposition of securities of the Company in the open market or in privately negotiated transactions; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board or management of the Company;
(e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
(h) causing a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above.

     The Reporting Persons encourage:

     (a) a change in the present Board no later than the next annual meeting, so that no member of the Board is older than 70 years old;

     (b) nominations of Board members who would be willing to diligently evaluate any offer that might be submitted to the Company which would maximize shareholder value;

     (c) sales by the Company of all its real estate and all non-engineering businesses;

     (d) evaluation by the Board of all bona fide expressions of interests for a sale or merger of the Company; and

     (e) evaluation by the Board of whether the Company's current capitalization may exceed the needs of its engineering business and whether a special distribution to shareholders may be warranted.

     Except as previously reported in this Schedule 13D, the Reporting Persons currently have no plans or proposals regarding any of the foregoing matters, and there is no assurance that the Reporting Persons will develop additional plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the availability of Shares for purchase and the demand for Shares by potential purchasers, ongoing evaluation of the Company's business, management, financial condition, operations and prospects, the actions of management and the Board, the relative attractiveness of alternative investment and business opportunities and general economic, financial market and industry conditions.

     The Reporting Persons may continue to communicate with other shareholders about independent mutual concerns with respect to their desire to have the Board consider alternatives to maximize shareholder value.

     Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions referred to above.

     Mr. Cilluffo, as a director of the Company, has communicated and intends to continue to communicate with management and other directors in order to influence the Board to consider all available alternatives to maximize shareholder value. As a director of the Company, Mr. Cilluffo has the ability to participate in and potentially influence the formulation, determination and direction of certain business decisions and policies of the Company.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) and (b)

                       Number of Shares           Percent of
Reporting Person       Beneficially Owned         Class (1)
-------------------    ---------------------      ----------
Mr. Cilluffo           1,615,600(2)(3)(4)(5)           11.21%
Gen. Meyer             1,484,800(2)(5)                 10.30%
Cilluffo Associates    1,484,800(2)(5)                 10.30%
Zenith                   105,800(3)(5)                   .73%
The Foundation            10,000(4)(5)                   .07%

(1) Based on the 14,415,672 Shares outstanding as of July 31, 1995 as reported in the Company's 10-Q for the fiscal quarter ended June 30, 1995.

(2) 1,484,800 Shares are directly owned by Cilluffo Associates. Mr. Cilluffo and Gen. Meyer, as managing general partners of Cilluffo Associates, are deemed to share voting and dispositive power over such Shares.

(3) 105,800 Shares are directly owned by Zenith. Mr. Cilluffo, as managing general partner of Zenith, is deemed to share voting and dispositive power over such Shares.

(4) 10,000 Shares are directly owned by the Foundation. Mr. Cilluffo, as President of the Foundation, is deemed to share voting and dispositive power over such Shares.

(5) Although each of Cilluffo Associates, Zenith, the Foundation and Mr. Cilluffo could be deemed, by virtue of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), to be the beneficial owner of the Shares owned by each of the others, each such party disclaims such beneficial ownership. To the knowledge of the Reporting Persons, Ms. Cilluffo is not the beneficial owner of Shares.

     (c) No transactions in the Shares were effected by any of the Reporting Persons during the past 60 days.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


October 23, 1995



                                  CILLUFFO ASSOCIATES, L.P.

                                  By:  /s/ Frank J. A. Cilluffo
                                      -----------------------------
                                  Title:  Managing General Partner


                                  ZENITH ASSOCIATES, L.P.

                                  By:  /s/ Frank J. A. Cilluffo
                                      -----------------------------
                                  Title:  Managing General Partner


                                  FRANK AND IRJA CILLUFFO FOUNDATION

                                  By:  /s/ Frank J. A. Cilluffo
                                      -----------------------------
                                  Title:  President


                                  /s/ Frank J. A. Cilluffo
                                  ----------------------------------
                                  Frank J. A. Cilluffo


                                  /s/ Edward C. Meyer
                                  ----------------------------------
                                  General Edward C. Meyer (Ret.)